UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

WARNER BROS. DISCOVERY, INC.

(Name of Subject Company)

WARNER BROS. DISCOVERY, INC.

(Name of Persons Filing Statement)

Series A Common Stock, $0.01 par value per share

(Title of Class of Securities)

934423104

(CUSIP Number of Class of Securities)

Priya Aiyar Chief Legal Officer Warner Bros. Discovery, Inc. 230 Park Avenue South New York, New York 10003 (212) 548-5555

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Jonathan E. Levitsky	Andrew J. Nussbaum
Gordon S. Moodie	Karessa L. Cain
Katherine D. Taylor	Hannah Clark
Erik J. Andren	Wachtell, Lipton, Rosen & Katz
Debevoise & Plimpton LLP	51 West 52nd Street
66 Hudson Boulevard	New York, New York 10019
New York, New York 10001	(212) 403-1000
(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (“Amendment No. 7”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Warner Bros. Discovery, Inc. (“WBD”) with the Securities and Exchange Commission on December 17, 2025, relating to the unsolicited offer by Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“PSKY”), to purchase all of the outstanding shares of WBD’s Series A common stock, par value $0.01 per share (“WBD Common Stock”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase. Thereafter, on December 22, 2025, the Purchaser and PSKY filed Amendment No. 7 to the Tender Offer Statement on Schedule TO (the “December 22 Amendment”), and on February 10, 2026, the Purchaser and PSKY filed Amendment No. 19 to the Tender Offer Statement on Schedule TO (the “February 10 Amendment”), to amend the terms of the unsolicited tender offer. This Amendment No. 7 is being filed to reflect certain updates indicated below.

Item 1. Subject Company Information

The second sentence in the subsection entitled “Securities” in Item 1 of the Statement is hereby amended and restated in its entirety as follows:

As of February 4, 2026, there were 2,479,887,341 shares of WBD Common Stock outstanding.

Item 2. Identity and Background of Filing Person

The subsection entitled “Tender Offer” in Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Statement relates to the unsolicited offer the Purchaser to purchase all of the outstanding shares of WBD Common Stock, other than shares held in treasury by WBD or owned by PSKY or any of its wholly owned subsidiaries, at $30.00 per share plus any applicable Ticking Consideration (as defined below), net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by PSKY with the Securities and Exchange Commission (the “SEC”) on December 8, 2025, as amended and supplemented by the December 22 Amendment and the February 10 Amendment. The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal that accompanies the Offer to Purchase. “Ticking Consideration” means an amount in cash equal to $0.00277778 multiplied by the number of calendar days elapsed after December 31, 2026 to (and including) the date of acceptance of shares of WBD Common Stock (which, for the avoidance of doubt, shall not exceed $0.25 per 90 calendar day period and $0.50 in the aggregate until the “end date” contemplated by the PSKY Merger Agreement (as defined below)).

The tender offer and the value of the consideration offered thereby, together with all of the terms and conditions applicable to the tender offer as set forth in the Offer to Purchase, as amended and supplemented by the December 22 Amendment and the February 10 Amendment, are referred to in this Statement as the “Offer.” The Offer, on the terms and conditions contained in the Offer to Purchase prior to the December 22 Amendment, is referred to in this Statement as the “December 8 Offer,” and the Offer, on the terms and conditions contained in the Offer to Purchase prior to the February 10 Amendment, is referred to in this Statement as the “December 22 Offer.” According to the Schedule TO, the Offer will expire at 5:00 p.m., New York City time, on March 2, 2026, unless PSKY extends or earlier terminates the Offer (as extended, the “Expiration Date”).

PSKY has stated that the purpose of the Offer is to acquire control of, and ultimately acquire the entire equity interest in, WBD. PSKY has stated that it intends, substantially concurrently with the consummation of the Offer, to consummate a second-step merger between WBD and the Purchaser pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) (the “Second-Step Merger”). PSKY has stated that the purpose of the Second-Step Merger is to acquire all of the outstanding shares of WBD Common Stock not acquired pursuant to the Offer. In the Second-Step Merger, each remaining outstanding share of WBD Common Stock (other than shares held in treasury by WBD, shares owned by PSKY or any of its wholly owned subsidiaries or shares as to which appraisal rights have been properly exercised by the holders or beneficial owners of such shares in accordance with the DGCL) would be converted into the right to receive the same amount of cash as is received by WBD stockholders pursuant to the Offer. After the Second-Step Merger, PSKY would own all of the outstanding shares of WBD Common Stock, and WBD would be a wholly owned direct subsidiary of PSKY.

According to the Schedule TO, both the board of directors of WBD (the “WBD Board”) and WBD stockholders would be required to adopt the PSKY Merger Agreement, which provides for the Second-Step Merger, unless sufficient shares of WBD Common Stock are tendered in the Offer such that WBD’s merger with PSKY can be effected pursuant to Section 251(g) of the DGCL.

The Offer is also subject to numerous conditions. Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) PSKY’s and the Purchaser’s rights to extend and amend the Offer at any time, in their discretion, PSKY and the Purchaser are not required to accept for purchase any shares of WBD Common Stock tendered pursuant to the Offer and may terminate, extend or amend the Offer, if immediately prior to the expiration of the Offer, in the reasonable judgment of PSKY and the Purchaser, any one or more of the following conditions shall not have been satisfied:

•

The “PSKY Merger Agreement Condition” – WBD shall have entered into a definitive merger agreement with PSKY and the Purchaser substantially in the form of the merger agreement attached to the February 10 Amendment as Exhibit (a)(5)(AC) (the “PSKY Merger Agreement”), other than any changes mutually agreed between WBD and PSKY;

•

The “Abandonment of Separation Condition” – WBD’s plans to separate its Streaming & Studios and Global Networks businesses into two separate publicly traded companies shall not have been consummated (and no dividend to effectuate the separation shall have been declared or made);

•

The “Minimum Tender Condition” – WBD stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of shares of WBD Common Stock that constitutes a majority of the then-outstanding shares of WBD Common Stock on a fully diluted basis;

•	The “Section 203 Condition” – The restrictions on business combinations under Section 203 of the DGCL shall be inapplicable to the Second-Step Merger following the Offer;

•

The “Competition Laws Condition” – The waiting period applicable to the Offer and the Second-Step Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), shall have expired or been terminated, and any commitments not to close the Offer or the Second-Step Merger before a certain date under a timing agreement entered into by PSKY or the Purchaser with any governmental entity shall have expired or been terminated and any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority shall have expired or been obtained;

•

The “Injunction Condition” – No governmental entity shall after the date of the Offer to Purchase have enacted, issued or promulgated any law or order that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the Second-Step Merger;

•

The “Material Adverse Effect Condition” – There shall not have occurred any effect, event, development, change, state of facts, condition, circumstance or occurrence, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as defined below);

•

The “Regulatory Material Adverse Effect Condition” – No approval, clearance, consent, registration, permit, authorization or other confirmation required under applicable law or by any governmental body, agency or authority in connection with the consummation of the Offer or the Second-Step Merger shall have imposed any remedy that, individually or in the aggregate with all other remedies imposed, to be taken or agreed to, would reasonably be expected to have a material adverse effect on the combined company following consummation of the Offer and the Second-Step Merger;

•

The “Termination of Netflix Merger Agreement/Stockholder Vote Condition” – The Netflix Merger Agreement (as defined below) shall have been validly terminated in accordance with its terms and WBD stockholders shall not have adopted the Netflix Merger Agreement and shall not have approved the transactions contemplated thereby;

•

The “Compliance Condition” – WBD shall not have taken any action or actions that would have constituted a breach in any material respect of Section 6.1 of the PSKY Merger Agreement as if such agreement had been entered into as of the date of the Offer;

•	The “Global Networks Ownership Condition” – WBD shall have retained 100% of the ownership of its Global Networks business; and

•

The “PSKY Merger Agreement Closing Conditions Condition” – The conditions to the merger with PSKY contained within the PSKY Merger Agreement, other than conditions that, by their nature, can only be satisfied at the closing of such merger, shall have been satisfied or waived by the party entitled to waive them.

According to the Schedule TO, the Offer is not subject to any financing conditions, Committee on Foreign Investment in the United States (“CFIUS”) clearance or (so long as WBD complies with its covenants as contemplated by the PSKY Merger Agreement) Federal Communications Commission (“FCC”) approval.

According to the Schedule TO, the foregoing conditions are for the sole benefit of PSKY and the Purchaser, subject to the terms of the PSKY Merger Agreement, once effective, and may be asserted by PSKY or the Purchaser regardless of the circumstances giving rise to any such condition or, other than the “Competition Laws Condition” and “Injunction Condition,” may be waived by PSKY or the Purchaser, in whole or in part, at any time and from time to time prior to the expiration of the Offer in its discretion. The Schedule TO further provides that, to the extent PSKY or the Purchaser waives a condition set forth in the Offer to Purchase with respect to one tender, PSKY and the Purchaser would waive that condition with respect to all other tenders. According to the Schedule TO, the failure by PSKY or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the Offer. Any determination by PSKY or the Purchaser concerning any condition or event described in the Offer to Purchase shall be final and binding on all parties to the fullest extent permitted by law.

According to the Schedule TO, subject to applicable law and, once effective, the terms of the PSKY Merger Agreement, PSKY and the Purchaser reserve the right to amend the Offer in any respect (including amending the Offer Price). In addition, in the event that PSKY or the Purchaser enters into a merger agreement with WBD and such merger agreement does not provide for a tender offer, PSKY and the Purchaser reserve the right to terminate the Offer, in which case the shares of WBD Common Stock would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by PSKY and WBD and specified in such merger agreement.

The Schedule TO states that the principal executive offices of the Purchaser are located at 1515 Broadway, New York, New York 10036 and that its telephone number is (212) 258-6000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The subsection entitled “Arrangements with Current Directors and Executive Officers of WBD” in Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Arrangements with Current Directors and Executive Officers of WBD

Shares of WBD Common Stock Held by Non-Employee Directors and Executive Officers

If WBD’s non-employee directors and executive officers were to tender any shares of WBD Common Stock that they own pursuant to the Offer, and such shares were accepted for exchange by Purchaser, then they would receive the Offer Price on the same terms and conditions as other tendering WBD stockholders. As of February 4, 2026, WBD’s non-employee directors and executive officers (and any of their respective spouses) held an aggregate of 9,382,878 shares of WBD Common Stock. If the non-employee directors and executive officers of WBD were to tender all such shares of WBD Common Stock for exchange pursuant to the Offer, and those shares of WBD Common Stock were accepted by Purchaser in exchange for $30.00 per share of WBD Common Stock, with no Ticking Consideration having become payable (such amount, the “Base Offer Price”), then the non-employee directors and executive officers of WBD would collectively receive an aggregate of $281,486,340 in cash.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers

Set forth below is a discussion of the treatment of the equity-based awards and WBD Notional Units (as defined below) held by WBD’s non-employee directors and executive officers in connection with the consummation of the Offer. Equity-based awards held by WBD’s executive officers were granted pursuant to WBD’s Amended & Restated Warner Bros. Discovery, Inc. Stock Incentive Plan or the Warner Bros. Discovery, Inc. 2013 Incentive Plan (together, including all award agreements thereunder, the “Stock Incentive Plan”) and equity-based awards held by WBD’s non-employee directors were granted pursuant to the Warner Bros. Discovery, Inc. 2005 Director Incentive Plan (as amended and restated, including all award agreements thereunder, the “Director Incentive Plan”).

The Offer provides as a condition to its completion that WBD and PSKY will have entered into the PSKY Merger Agreement, which among other things, provides for the treatment of outstanding equity-based awards in connection with the consummation of the Offer. Pursuant to the PSKY Merger Agreement, all outstanding equity-based awards held by non-employee directors and executive officers of WBD would be assumed by PSKY and converted into PSKY equity-based awards of equivalent value based on the Offer Price (“Assumed PSKY Equity Awards”), which Assumed PSKY Equity Awards would otherwise be subject to the same vesting terms and other conditions (including any double trigger protection) as in effect for such WBD equity-based awards immediately prior to the consummation of the Offer.

It is assumed for all purposes of this discussion that the consummation of the Offer would constitute a “change in control” under each of the Stock Incentive Plan and the Director Incentive Plan, following which, if the holder of an Assumed PSKY Equity Award is terminated other than for “cause” or for certain executive officers only, such holder resigns with “good reason” (either, a “qualifying termination”), such qualifying termination would result in the full acceleration of vesting of the Assumed PSKY Equity Award. The definitions of “cause” and “good reason” applicable to each WBD director or executive officer are contained in his or her respective award or employment-related agreements. It is further assumed for all purposes of this discussion that, in connection with the consummation of the Offer, equity-based awards and WBD Notional Units are treated pursuant to the terms of the PSKY Merger Agreement, and, therefore, references to the “consummation of the Offer” in such context shall be understood to include the closing of the Second-Step Merger pursuant to the terms of the PSKY Merger Agreement.

Awards Held by Non-Employee Directors of WBD

As of February 4, 2026, WBD non-employee directors held an aggregate of 288,000 unvested restricted stock units of WBD (“WBD RSUs”) and 280,316 deferred stock units of WBD (“WBD DSUs”) under the Director Incentive Plan. WBD DSUs are vested WBD RSUs, the settlement of which has been deferred pursuant to deferral elections made by non-employee directors. Pursuant to the PSKY Merger Agreement, all WBD RSUs and WBD DSUs held by non-employee directors would be assumed by PSKY and converted into restricted stock units or deferred stock units of PSKY, respectively, of equivalent value based on the Offer Price.

The following table summarizes the number of WBD RSUs and WBD DSUs held by each non-employee director as of February 4, 2026 and the estimated cash value, based on the Base Offer Price of $30.00 per share of WBD Common Stock, that each non-employee director would be expected to receive in respect of such award assuming that such awards are converted into Assumed PSKY Equity Awards in connection with the consummation of the Offer and, for purposes of illustration only, that each non-employee director is terminated in a qualifying termination immediately following the consummation of the Offer. For any Assumed PSKY Equity Award that is a deferred stock unit, the settlement timing for such award shall follow the applicable settlement election made by the holder thereof. All unit numbers and dollar values have been rounded to the nearest whole number.

Name	WBD RSUs (#)	WBD DSUs(1) (#)	Total Value ($)
Samuel A. Di Piazza, Jr.	24,000	59,151	$2,494,530
Richard W. Fisher	24,000	16,106	$1,203,180
Paul A. Gould	24,000	103,159	$3,814,770
Debra L. Lee	24,000	16,106	$1,203,180
Joseph M. Levin	24,000	10,537	$1,036,110
Anton J. Levy	24,000	0	$720,000
Kenneth W. Lowe	24,000	0	$720,000
Fazal F. Merchant	24,000	0	$720,000
Anthony J. Noto	24,000	0	$720,000
Paula A. Price	24,000	59,151	$2,494,530
Daniel E. Sanchez	24,000	0	$720,000
Geoffrey Y. Yang	24,000	16,106	$1,203,180

(1)

Non-employee directors may elect for WBD DSUs to be settled upon a separation from service, one year following a separation from service or five years following a separation from service, or on a specified date. The consummation of the Offer would not be expected to impact the settlement timing of such WBD DSUs, unless the holder experiences a separation from service in connection with either such event.

WBD Notional Units Held by Non-Employee Directors of WBD

Certain non-employee directors of WBD hold notional investment units with respect to shares of WBD Common Stock (“WBD Notional Units”) acquired in connection with an election to defer such director’s cash retainer under the Warner Bros. Discovery, Inc. Non-Employee Directors Deferral Plan. Pursuant to the PSKY Merger Agreement, all WBD Notional Units would be assumed by PSKY and converted into notional investment units of PSKY of equivalent value based on the Offer Price and that would otherwise be subject to the same settlement timing that applied to such WBD Notional Units prior to the consummation of the Offer, unless the holder were to experience a separation from service in connection with the consummation of the Offer.

As of February 4, 2026, Samuel A. Di Piazza, Jr. and Paula A. Price held 82,415 and 9,706 WBD Notional Units, respectively, which would have a value of $2,472,450 and $291,180, respectively, at the Base Offer Price of $30.00 per share of WBD Common Stock.

Awards Held by Executive Officers of WBD

Pursuant to the PSKY Merger Agreement, equity-based awards held by executive officers would, subject to certain exceptions, be assumed by PSKY and converted into PSKY awards of equivalent value and the same form, except that any WBD performance restricted stock units (“WBD PRSUs”) would be converted into time-based restricted stock units of PSKY with the applicable performance-vesting criteria determined (1) with respect to any WBD PRSU for which the performance period has been completed prior to the consummation of the Offer, based on actual performance and (2) with respect to any WBD PRSU for which the applicable performance period has not been completed prior to the consummation of the Offer, based on the greater of (I) target performance and (II) actual performance extrapolated through the end of the applicable performance period as determined in good faith based on actual performance through the date of the consummation of the Offer and consistent with past practice. Any options to purchase WBD Common Stock (“WBD Options”) for which the exercise price is equal to or greater than the Offer Price (“Underwater Options”) would be canceled at the consummation of the Offer for no consideration. As of February 4, 2026, WBD’s executive officers held an aggregate of 5,466,981 WBD RSUs, 21,869,246 WBD PRSUs and 28,417,502 WBD Options (including, in each case, unvested awards and awards that have vested but not yet settled into, or been exercised for, shares of WBD Common Stock, but excluding any Underwater Options). The aggregate number of WBD PRSUs outstanding is calculated after adjusting for achievement of performance-vesting criteria, which for 2023 annual WBD PRSU awards is calculated based on actual achievement as of the date hereof (which level is 200% and subject to certification by the compensation committee of the WBD Board (the “Compensation Committee”)), and for all other WBD PRSUs for which the performance period is ongoing or for which the Compensation Committee has not certified the level of achievement of all applicable performance-vesting criteria (including any such WBD PRSUs held by Mr. Zaslav), is calculated assuming maximum performance (but the number of WBD PRSUs outstanding at the time of the consummation of the Offer may be less depending on actual performance at such time).

All Assumed PSKY Equity Awards resulting from conversion of the equity-based awards held by WBD’s executive officers would be subject to “double trigger” accelerated vesting if the holder thereof is terminated in a qualifying termination within 12 months following the consummation of the Offer. In addition, certain stock options held by WBD’s Chief Executive Officer, David Zaslav, that were granted on June 12, 2025 and January 2, 2026 (the “CEO Options”) and certain WBD RSUs held by WBD’s Chief Executive Officer that were granted on January 5, 2026 (the “CEO RSUs” and together with the CEO Options, the “CEO Awards”) are subject to “single trigger” vesting on a “change in control,” including the consummation of the Offer. All of the CEO Awards were granted pursuant to requirements as set forth in Mr. Zaslav’s June 2025 employment agreement and are subject to a service-based vesting condition requiring continued employment over a period of five years from June 12, 2025, which service condition ceases to apply upon the consummation of a “change in control,” including the consummation of the Offer. Sixty percent of the CEO Options granted in June 2025 are subject to performance goals related to the price of WBD Common Stock relative to each such CEO Option’s exercise price, which performance goals have already been achieved and have been deemed satisfied with respect to the CEO Awards granted in January 2026. The CEO Options granted in January 2026 fulfilled the requirement in Mr. Zaslav’s employment agreement to supplement the CEO Options granted in June 2025 and the CEO RSUs were granted in satisfaction of WBD’s obligation to make up for the lost economic value attributable to the increase in the exercise price of the supplementary CEO Options granted on January 2, 2026 over that of the CEO Options granted on June 12, 2025.

The following table summarizes the vested and unvested equity-based awards held by each executive officer as of February 4, 2026 and the estimated cash value, based on the Base Offer Price of $30.00 per share of WBD Common Stock, that each executive officer would be entitled to receive in respect of such awards, assuming that such awards were converted into Assumed PSKY Equity Awards (with the performance adjustments described below for any WBD PRSUs) and, for purposes of illustration only, that each executive officer was terminated in a qualifying termination immediately following the consummation of the Offer. All unit numbers and dollar values have been rounded to the nearest whole number.

Name	WBD RSUs (#)	WBD PRSUs (#)(1)	WBD Options (#)	Total Value of Unvested Awards ($)(2)	Total Value of Vested Awards ($)(3)
David M. Zaslav	1,963,465	6,608,016	23,951,510	$601,120,960	$75,203,760
Gunnar Wiedenfels	423,978	3,709,232	732,159	$138,152,644	$—
Priya Aiyar	845,092	763,530	234,070	$52,701,309	$—
Bruce L. Campbell	434,788	4,003,271	1,323,610	$120,098,130	$32,664,076
Lori Locke	100,962	—	—	$3,028,860	$—
Jean-Briac Perrette	454,689	4,003,271	1,395,596	$149,629,574	$6,528,101
Amy Girdwood	966,130	—	—	$—	$28,983,900
Gerhard Zeiler	277,877	2,781,926	780,557	$83,457,780	$23,044,998

(1)

WBD PRSUs. Amounts reported in this column include (a) 19,042,346 unvested WBD PRSUs for which the performance period has not ended or for which the Compensation Committee has not certified the level of achievement of all applicable performance-vesting criteria (“Unvested In-Progress PRSUs”), (b) 320,108 unvested WBD PRSUs for which the Compensation Committee has certified performance but that remain subject to time-based vesting conditions and (c) 2,506,792 fully vested PRSUs held by Mr. Zaslav that are no longer subject to performance or time-based vesting conditions but for which settlement into shares of WBD Common Stock is scheduled to occur at a later date (“Deferred PRSUs”). The number of Unvested In-Progress PRSUs held by Mr. Zaslav assumes achievement of the applicable performance-vesting criteria at the maximum level (200% of target) pursuant to the terms of Mr. Zaslav’s employment agreement. For the other executive officers, the number of Unvested In-Progress PRSUs is based on the level of actual achievement of the applicable performance-vesting criteria for 2023 annual WBD PRSU awards (which level is 200% of target and subject to certification by the Compensation Committee), and, for illustrative purposes, maximum level of achievement of applicable performance-vesting criteria for all other Unvested In-Progress PRSUs (but the number of WBD PRSUs outstanding at the time of the consummation of the Offer may be less depending on actual achievement of applicable performance-vesting criteria at such time).
(2)

Total Value of Unvested Awards. Amounts reported in this column reflect the aggregate value of each executive officer’s outstanding unvested equity-based awards, which (i) for the unvested WBD RSUs and unvested WBD PRSUs, is equal to the product obtained by multiplying the Base Offer Price of $30.00 per share by the number of shares of WBD Common Stock underlying each such award (after adjusting WBD PRSUs for assumed performance as described above), and (ii) for the unvested WBD Options, is equal to the product obtained by multiplying the number of shares of WBD Common Stock underlying each such award by the difference between $30.00 and the exercise price per option. Amounts reported in this column for Mr. Zaslav reflect the value of his outstanding CEO Options ($419,180,290) and CEO RSUs ($58,903,950), which are “single trigger” awards that vest solely as a result of the consummation of the Offer, and the value of his outstanding Unvested In-Progress PRSUs ($123,036,720), which are “double trigger” awards that do not become vested unless he experiences a qualifying termination within 12 months following the consummation of the Offer. All unvested equity-based awards held by all other executive officers are “double trigger” awards that do not become vested unless the executive officer experiences a qualifying termination within the 12 months following the consummation of the Offer.

(3)

Total Value of Vested Awards. Amounts reported in this column reflect the aggregate value of (a) the Deferred PRSUs held by Mr. Zaslav, (b) 1,301,179 WBD Options held by Messrs. Campbell, Perrette and Zeiler that are vested and currently exercisable with an aggregate cash value (based on the Base Offer Price) equal to $3,729,662, $6,528,101 and $4,091,417, respectively, (c) 1,373,852 WBD Options held by Messrs. Campbell and Zeiler that are not currently exercisable but without regard to a change in control would be retained and exercisable following a voluntary or involuntary employment termination (other than for “cause” or due to death or disability) because the executive has satisfied retirement eligibility criteria under the applicable award agreement (“Retirement-Vested Options”) with an aggregate cash value (based on the Base Offer Price) equal to $15,890,774 and $10,617,271, respectively and (d) 1,678,795 WBD RSUs held by Messrs. Campbell and Zeiler and Ms. Girdwood that without regard to a change in control would be retained following a voluntary or involuntary employment termination (other than for “cause” or due to death or disability) because the executive has satisfied retirement eligibility criteria under the applicable award agreement (“Retirement-Vested RSUs”) with an aggregate cash value (based on the Base Offer Price) equal to $13,043,640, $8,336,310 and $28,983,900, respectively.

Transaction Bonus Program

On December 3, 2025, the Compensation Committee adopted a transaction bonus program (the “Transaction Bonus Program”), the purpose of which is both to recognize and incentivize the contributions of selected key employees, which may include WBD’s executive officers other than its Chief Executive Officer, to the success of a spin-off, including the Separation and Distribution, and change in control of the Retained Business contemplated as part of the Netflix Merger Agreement, as well as to secure and encourage the continued employment of such employees through the consummation of the Separation and Distribution and/or change in control. Under the Transaction Bonus Program, designated employees may receive a cash bonus from a pool of $38.7 million. As of the date hereof, no amounts from the pool have been allocated to WBD’s eligible executive officers.

Existing WBD Executive Employment Agreements

Benefits upon Termination of Employment

WBD’s executive officers are generally eligible for severance benefits under their respective employment agreements in the event of a qualifying termination, regardless of whether a “change in control” (including the consummation of the Offer) has occurred.

In the event of a qualifying termination, and subject to the execution and non-revocation of a release of claims and continued compliance with any applicable restrictive covenants (as discussed below in the section entitled “—Restrictive Covenants”) executive officers (other than Mr. Zaslav) would generally be entitled to receive:

•

Cash Severance: Continued payment of base salary for a period not to exceed 24 months, which is the longest of (i) the remainder of the executive officer’s employment term, (ii) 12 months, or (iii) the number of weeks of severance to which the executive officer would have been entitled under WBD’s severance plan then in effect (the “Base Salary Continuation Period”).

•

Target Annual Bonus(es): An annual bonus for the year of termination, based on target performance, and an additional target annual bonus for each subsequent year (or partial year) within the Base Salary Continuation Period, with the target annual bonus for any partial year within the Base Salary Continuation Period prorated based on the portion of the year that occurs within the Base Salary Continuation Period, payable at the time bonuses for the applicable year are paid to other executives.

•

Health and Welfare Benefits: Reimbursement of COBRA premiums for up to 18 months for Messrs. Wiedenfels, Campbell and Perrett; continued eligibility to participate in WBD’s applicable group health plans during the Base Salary Continuation Period for Mmes. Aiyar, Locke and Girdwood. Mr. Zeiler’s employment agreement does not provide for post-termination health and welfare benefits.

•	Repatriation: Mr. Wiedenfels is also eligible for repatriation benefits to return to Germany covering himself and his family members.

In the event of a qualifying termination, and subject to the execution and non-revocation of a release of claims, Mr. Zaslav would be entitled to receive:

•

Cash Severance: An amount equal to one-twelfth (1/12) of the average annual base salary Mr. Zaslav was earning in the calendar year of the termination and the immediately preceding calendar year, multiplied by 24 months, plus an amount equal to one-twelfth (1/12) of the average annual bonus paid to Mr. Zaslav for the immediately preceding two years (excluding the amount of any annual bonus in excess of $12,000,000), multiplied by 24, payable over the course of 24 months following his termination in accordance with our normal payroll practices.

•	Annual Bonus: A prorated bonus for the year of termination (subject to the applicable performance metrics).

•	Health and Welfare Benefits: Reimbursement of COBRA premiums for up to the maximum applicable COBRA period.

•	Equity-Based Awards: Accelerated vesting of the CEO Awards and any outstanding WBD RSUs and WBD PRSUs at maximum levels of performance.

For an estimate of the value of the payments and benefits described above that would be payable to WBD’s named executive officers in connection with a qualifying termination of employment, see “Item 8. Additional Information—Information Regarding Golden Parachute Compensation.”

Restrictive Covenants

Mr. Zaslav is subject to a non-competition covenant and a non-solicitation of customers and employees covenant that are each applicable during the period of his employment and for a period of 24 months thereafter, unless Mr. Zaslav’s employment is terminated without “cause” or by Mr. Zaslav for “good reason,” in which case the restricted period would be reduced to 12 months following such qualifying termination.

Each of WBD’s other executive officers (other than Mr. Perrette) is subject to a non-competition covenant and a non-solicitation of customers and employees covenant that are each applicable during the period of employment and for 12 months and 18 months, respectively, following the termination of the executive’s services with WBD (except for Ms. Girdwood whose post-employment non-solicitation period is 12 months instead of 18 months).

Mr. Perrette, who is based in California, is subject to non-solicitation covenants with respect to customers and employees that are applicable during the period of employment and for 12 months following the termination of his services with WBD.

All executive officers are required to perpetually maintain the confidentiality of WBD’s confidential information.

Changes in Compensation for Executive Officers upon a Separation and Distribution

Certain executive officers of WBD are party to employment agreements with WBD or one of its subsidiaries that provide for changes in compensation or other special awards that only become effective upon the consummation of a spin-off transaction (including the Separation and Distribution) and would not take effect in the event that the Offer is successful and WBD abandons the Netflix Merger. A summary of such changes or special awards for each executive officer party to such an agreement is provided in both the table and the descriptions below. All dollar values in the table below are rounded to the nearest whole number and expressed in thousands. Mr. Zaslav’s employment agreement also provides for changes in his compensation that become effective on the earlier of a Separation and Distribution or January 1, 2028, which changes include reducing his annual target cash bonus opportunity from $22 million to $6 million and shifting a greater portion of his overall annual compensation opportunity to long-term incentives.

Name	Base Salary(1) ($)	Target Bonus(1) ($)	Target Grant Date Value of Annual Equity- Based Awards ($)	Expiration Date
Gunnar Wiedenfels
Current Terms	$2,142	175% of Base Salary	$8,000	July 10, 2026
Post-Spin Terms	$2,500	350% of Base Salary	$16,000(2)	December 31, 2031
Bruce Campbell
Current Terms	$2,946	200% of Base Salary	$8,500(3)	July 9, 2028
Post-Spin Terms	$2,300	200% of Base Salary	$10,600-$11,600(4)	December 31, 2030
Jean-Briac Perrette
Current Terms	$2,850	200% of Base Salary	$8,500(3)	August 3, 2028
Post-Spin Terms	$2,300	200% of Base Salary	$10,600	December 31, 2029

(1)	Base salary and target bonus amounts for the year in which the Separation occurs to be prorated based on compensation terms in effect for the pre-spin and post spin periods.
(2)

Value of annual equity-based award for the first year in which Mr. Wiedenfels is CEO of Discovery Global will be adjusted with a top-up grant that reflects the higher target value of his annual equity-based award for the prorated portion of the year that he serves as CEO of Discovery Global.

(3)	Target value increased to $9,500,000 for 2025 only; reverts to $8,500,000 thereafter.
(4)	$11,600,000 target for first calendar year post-spin; $10,600,000 target thereafter.

Gunnar Wiedenfels

In addition to the compensation changes described above, upon the consummation of a Separation and Distribution (including prior to a Netflix Merger), in connection with his assumption of the role of CEO of Discovery Global, Mr. Wiedenfels would receive a one-time equity-based award under Discovery Global’s then-effective equity incentive plan with a target grant date value of $15,000,000.

Amy Girdwood

Upon the later of the consummation of a spin-off transaction, including the Separation and Distribution, or July 2, 2026, Ms. Girdwood would be eligible to receive a one-time bonus equal to the sum of her then-current (i) base salary and (ii) target bonus (approximately $2,335,850 based on the exchange rate of 1.37 United States Dollar to 1 Pound sterling recorded as of February 4, 2026).

This summary does not purport to be complete and is qualified in its entirety by reference to (i) the employment agreements of Messrs. Zaslav and Wiedenfels and Mmes. Aiyar, Locke and Girdwood, attached as Exhibits (e)(54), (e)(56), (e)(63), (e)(64) and (e)(65) to WBD’s Schedule 14D-9 filed with the SEC on December 17, 2025 (the “Initial 14D-9”), (ii) the employment agreements and letter amendments of Messrs. Campbell and Perrette, attached as Exhibits (e)(58), (e)(59), (e)(60) and (e)(61) to the Initial 14D-9, and (iii) the amendment to Mr. Zaslav’s employment agreement, attached as Exhibit (e)(62) to the Initial 14D-9, each of which is incorporated herein by reference.

Warner Bros. Discovery Supplemental Retirement Plan

The consummation of the Offer would constitute a “change in control” for purposes of the Warner Bros. Discovery Supplemental Retirement Plan (“WBD SRP”), upon which any unvested discretionary employer contributions to the WBD SRP would become vested. As of the date of this Statement, no executive officers have unvested discretionary employer contribution balances under the WBD SRP.

Item 4. The Solicitation or Recommendation

The subsection entitled “Solicitation/Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Solicitation/Recommendation

After careful consideration, including review of the terms and conditions of the Offer in consultation with WBD’s independent legal and financial advisors, the WBD Board, at a meeting on February 16, 2026, unanimously concluded that (i) the Offer is not in the best interests of WBD and its stockholders; (ii) the Offer is not a Company Superior Proposal (as defined in the Netflix Merger Agreement); and (iii) the Offer did not meet the standard of being more favorable to WBD stockholders than the Netflix Merger, after taking into account all relevant factors, including likelihood of consummation on the terms proposed and all legal, financial and regulatory aspects of the Offer.

Accordingly, the WBD Board unanimously recommends that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock pursuant to the Offer, and has unanimously resolved to recommend the Netflix Merger Agreement as in the best interests of WBD stockholders. Please see “—Background of the Offer and Reasons for Recommendation—Reasons for Recommendation” below for further detail.

If you have tendered any of your shares of WBD Common Stock, you can withdraw them. For assistance in withdrawing your shares of WBD Common Stock, you can contact your broker or Innisfree M&A Incorporated (“Innisfree”), located at 501 Madison Avenue, 20th Floor, New York, NY 10022, at the telephone number (877) 825-8777 (toll-free) or (212) 750-5833 (banks and brokerage firms).

A copy of the press release relating to the recommendation of the WBD Board that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock to PSKY pursuant to the Offer is filed as Exhibit (a)(2)(J) hereto and is incorporated herein by reference.

All references to the “Offer” in the subsection entitled “Background of the Offer and Reasons for Recommendation—Background of the Offer and the Netflix Merger” in Item 4 of the Statement are hereby replaced with references to the “December 22 Offer.”

The subsection entitled “Background of the Offer and Reasons for Recommendation—Background of the Offer and the Netflix Merger” in Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs at the end of the subsection:

On February 2, 2026, WBD filed a motion to dismiss the PSKY Complaint (as defined herein) in the Delaware Court of Chancery.

On February 9, 2026, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. At the meeting, WBD’s management provided an overview of WBD’s recent performance and updated the WBD Board regarding the process to finalize the proxy statement for the Netflix Merger.

On February 10, 2026, PSKY filed Amendment No. 19 to its Tender Offer Statement on Schedule TO to amend the terms of the Offer. Among other things, the February 10 Amendment (i) added a ticking fee that would increase the offer price in the event the Offer is not consummated by the end of 2026, with such fee to be an amount in cash equal to $0.00277778 multiplied by the number of calendar days elapsed after December 31, 2026 to (and including) the date of acceptance of the shares of WBD Common Stock (not to exceed $0.25 per 90 calendar day period, for a total of $0.50 per share prior to the “end date” proposed in the revised merger agreement that PSKY proposed in the February 10 Amendment), and (ii) stated that PSKY would (1) fund the Company Termination Fee (as defined in the Netflix Merger Agreement) that WBD would owe to Netflix pursuant to the terms of the Netflix Merger Agreement if WBD were to terminate the Netflix Merger Agreement in order to enter into a merger agreement with PSKY, (2) reimburse the potential $1.5 billion financing cost that WBD may incur in connection with the junior lien notes exchange, plus interest, with such reimbursement to be paid in certain circumstances if PKSY’s proposed transaction does not close, (3) permit a refinancing of WBD’s bridge loan so long as the new indebtedness is redeemable at a “commercially reasonable cost,” (4) provide WBD with flexibility between signing and closing on interim operating covenants, including matching comparable interim operating covenants in the Netflix Merger Agreement and being constructive and flexible on non-comparable interim operating covenants, and (5) discuss any concerns WBD has regarding the impact of Discovery Global’s performance on closing certainty; however, the revised merger agreement that PSKY proposed in the February 10 Amendment did not reflect the changes described in the foregoing clauses (3), (4) and (5). The February 10 Amendment also stated that on February 9, 2026, PSKY certified that it had substantially complied with the Antitrust Division’s (as defined herein) “second request” for information related to the Offer.

Subsequently, on February 10, 2026, the Transaction Committee held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank, along with members of WBD’s senior management, to discuss the February 10 Amendment.

On February 11, 2026, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank, along with members of WBD’s senior management, to discuss the February 10 Amendment. The WBD Board did not make a determination as to whether the Offer could reasonably be expected to result in a Company Superior Proposal. Consistent with WBD’s obligations pursuant to the Netflix Merger Agreement, the WBD Board directed its management and advisors to discuss the February 10 Amendment with Netflix.

On February 11, 2026, a non-executive director of WBD received a telephone call from a senior representative of one of PSKY’s financial advisors, who stated that if the WBD Board agreed to authorize discussions with PSKY regarding the terms of a definitive agreement, PSKY would increase the consideration in the Offer (as amended by the February 10 Amendment) by $1.00 per share, and that this was not PSKY’s “best and final” offer. The WBD Board member did not respond substantively and immediately reported the call to WBD’s senior management, who promptly informed Netflix of the call.

In addition, on February 11, 2026, representatives of WBD also discussed with Netflix whether it would be appropriate for Netflix to provide a limited waiver under the Netflix Merger Agreement to permit WBD to engage in discussions with PSKY.

On February 12, 2026, representatives of WBD sent representatives of Netflix a draft of a limited waiver that would permit WBD, until 11:59 p.m. Eastern Standard Time on February 24, 2026, to (i) furnish information and access to PSKY and its representatives and (ii) participate in discussions and negotiate with PSKY and its representatives concerning the Offer and any modifications thereto (the “Waiver”).

On February 13, 2026, representatives of Netflix sent representatives of WBD a revised draft of the Waiver that would permit WBD to engage in such activities until 11:59 p.m. Eastern Standard Time on February 23, 2026.

On February 17, 2026, concurrently with the filing of this Amendment No. 7, Netflix executed the Waiver, which granted WBD the right to negotiate a potential transaction with PSKY until 11:59 p.m. Eastern Standard Time on February 23, 2026.

Also on February 17, 2026, WBD sent PSKY a letter setting out the key issues presented by the Offer and seeking PSKY’s best and final proposal, as well as a revised version of the merger agreement.

The subsection entitled “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Reasons for Recommendation

The WBD Board has unanimously concluded that (i) the Offer is not in the best interests of WBD and its stockholders; (ii) the Offer is not a Company Superior Proposal; and (iii) the Offer did not meet the standard of being more favorable to WBD stockholders than the Netflix Merger, after taking into account all relevant factors, including likelihood of consummation on the terms proposed and all legal, financial and regulatory aspects of the Offer.

Accordingly, the WBD Board unanimously recommends that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock pursuant to the Offer, and has unanimously resolved to recommend the Netflix Merger Agreement as in the best interests of WBD stockholders.

In evaluating the Offer, including the PSKY Merger Agreement, the WBD Board consulted with WBD’s legal and financial advisors and WBD’s management and, in reaching its conclusion and making its recommendation to the stockholders, took into account numerous factors.

The WBD Board unanimously determined that the Offer is not more favorable to WBD stockholders than the Netflix Merger and continues to be inadequate given, among other things:

•	The Offer is not binding on PSKY, which can amend or terminate the Offer at any time (including to reduce the Offer Price and add material conditions).

•

The Offer is entirely at PSKY’s discretion and may be terminated or amended in any way by PSKY at any time prior to its acceptance of tendered shares. The Offer, as revised, continues to state that it is subject to the conditions set forth in the Offer “as it may be amended or supplemented from time to time” and PSKY “reserve[s] the right to amend the Offer in any respect (including amending the Offer Price)” (emphasis added). In effect, the Offer remains essentially an option for PSKY, and there is no guarantee for WBD stockholders that, if the Netflix Merger Agreement were to be terminated, PSKY would maintain its currently proposed Offer terms.

•	In contrast, the Netflix Merger Agreement is binding on Netflix, provides WBD stockholders the opportunity to vote on a specific and binding transaction, and cannot be amended without WBD’s consent.

•

The WBD Board believes it would be unprecedented for a board of directors to abandon a binding, fully executed merger agreement for a discretionary tender offer with a competing bidder, the material terms of which are in the sole control of the counterparty. Instead, prior to accepting a competing bid and terminating a binding agreement, a target company would typically seek to ensure that the terms of such bid are clearly defined and fully negotiated in the form of a binding agreement that both parties are ready, willing and able to execute simultaneously with the termination of the original agreement. PSKY has not proposed a form of merger agreement and related agreements that meet that standard.

•	The PSKY Merger Agreement contains onerous terms and material open issues that would create significant risks and uncertainty for WBD stockholders if WBD were to accept such form of agreement.

•

The PSKY Merger Agreement continues to contain many of the unfavorable terms and conditions that were in the draft agreements that were previously submitted by PSKY on December 4, 2025 and December 22, 2025 and twice rejected by the WBD Board. The WBD Board notes that PSKY has not accepted the substantive terms of the Netflix Merger Agreement, as would be typical in an overbid context.

•

Although PSKY has stated in its letter to the WBD Board dated February 10, 2026 (the “February 10 Letter”) that it would be willing to improve certain terms of its Offer to address certain of WBD’s concerns, many of these improvements are not reflected in the PSKY Merger Agreement, and indeed material aspects of such improvements remain unclear. For example:

•

WBD has noted that PSKY’s proposed definition of “Company Material Adverse Effect” could undermine closing certainty if the Discovery Global business declines prior to closing. In its February 10 Letter, PSKY stated that it is “prepared to address any concerns WBD has regarding the impact of Discovery Global’s performance on closing certainty” – however, PSKY has not proposed any improvements to address this concern in the PSKY Merger Agreement.

•

WBD has noted the onerous interim restrictions that PSKY has proposed on WBD’s ability to manage its business in the ordinary course during the lengthy period to closing, with potential risks for WBD’s business as well as transaction closing risk. In its February 10 Letter, PSKY stated that it will “provide WBD flexibility between signing and closing, including by matching any comparable Netflix interim operating covenants” – yet, the PSKY Merger Agreement does not reflect these changes, and continues to be unfavorable in this regard to WBD.

•

WBD has noted that the PSKY Merger Agreement continues to restrict WBD’s ability to refinance its maturing bridge loan without PSKY’s consent, unless the refinancing debt is redeemable at par in connection with the consummation of the Offer, which WBD believes may not be achievable at reasonable cost for long-term debt capital. In its February 10 Letter, PSKY has suggested that its consent would not be required “so long as the debt is redeemable at a commercially reasonable cost” – yet, PSKY has not provided for such flexibility in the PSKY Merger Agreement and has not made any proposal with respect to what parameters PSKY would seek to impose.

•

In short, while the WBD Board acknowledges important improvements in PSKY’s revised Offer as compared to the various proposals it has made on and following December 4, 2025, as well as the stated intentions of PSKY with regard to certain other matters, the PSKY Merger Agreement is inadequate and unfavorable to WBD in various significant respects. Notably, PSKY’s February 10 Letter is inconsistent with, and many of its proposed improved terms are not reflected in, the PSKY Merger Agreement. The WBD Board believes it is appropriate to evaluate the Offer based on the terms set forth in the PSKY Merger Agreement, not on the vaguely expressed intentions of PSKY, and concluded that such terms do not constitute a Company Superior Proposal.

As a result of the Waiver that WBD has negotiated with Netflix, following the filing of this Statement, WBD and its representatives intend to engage in negotiations with representatives of PSKY to seek clarifications and improvements to the terms of the PSKY Merger Agreement.

Pending the outcome of those negotiations, the WBD Board continues to note that, although PSKY has proposed certain improvements to the terms of its Offer in an attempt to address some of the concerns previously identified by WBD, the Offer still entails risks and deficiencies that have not been addressed by PSKY, including the following:

I.	Insufficient value represented by the Offer, taking into account the value of the Offer as well as the numerous risks and uncertainties associated with the Offer.

•

The risk-adjusted value of the Offer is not superior to the Netflix Merger. The WBD Board determined that the per share value of the Offer, which remains unchanged since the December 8 Offer (with the exception of the ticking fee of $0.25 per quarter starting in 2027 for two quarters, for a total of $0.50 per share), and which PSKY’s representatives have repeatedly stated is not PSKY’s “best and final” offer, is subject to significant risks and continues to be inferior to the value offered by the Netflix Merger. Although, as noted above in “—Background of the Offer and the Netflix Merger”, a representative of PSKY has suggested that PSKY would be willing to increase the per share value of the Offer to $31.00 if WBD commenced negotiations with PSKY, this increase is not reflected in the terms of the Offer, the PSKY Merger Agreement or in the financing commitments included in the Offer, which terms in any event are non-binding and could be further revised by PSKY at its discretion. Even if that per share value had been appropriately set forth in the Offer and was not subject to further revision, the Offer remains subject to the other uncertainties, contingencies and risks described in this Statement.

In evaluating the value of the Offer, the WBD Board took into account substantial contingencies and risks relating to the likelihood that PSKY’s proposed transaction would be agreed or consummated on its proposed terms or at all, including risks relating to PSKY’s willingness and ability to incur the extraordinary amount of financing required to consummate the transaction, and the fact that the Offer is entirely at PSKY’s discretion and PSKY can reduce the price, impose new conditions or walk away entirely at any time prior to its acceptance of tendered shares. The PSKY Merger Agreement, whose execution is a condition to the completion of the Offer, continues to contain many of the unfavorable terms and conditions that were in the draft agreement that were previously proposed by PSKY on December 4, 2025 and December 22, 2025 and rejected by the WBD Board. In addition, the WBD Board took into account the costs and adverse impacts that WBD would incur if WBD were to agree to a transaction with PSKY that then failed to be consummated, including the lost opportunity costs from abandoning the Separation and Distribution, and potential adverse impacts on WBD’s business operations from PSKY’s onerous interim covenants. These risks, costs and adverse impacts are described in more detail below. The WBD Board did not attempt to quantify each of these factors to derive a specific numerical amount or range for the risk-adjusted value of the Offer, and individual members of the WBD Board may have placed more or less importance on specific risks and uncertainties. Instead, the WBD Board carefully considered each of these factors and unanimously determined that, taken as a whole, the risk-adjusted value offered by PSKY is inadequate and not superior when compared to the Netflix Merger.

•

The Separation and Distribution will create additional value for WBD stockholders. Accepting the Offer would deprive WBD stockholders of this value. The Separation and Distribution will afford Discovery Global enhanced strategic, operating and financial flexibility, including to pursue accretive investments and M&A opportunities or realize a future control premium for stockholders.

While PSKY continues to point to Comcast’s Versant as a comparable public company, Discovery Global’s business has greater scale and profits, with a geographically diversified footprint and strong international presence — including a leading global news platform (CNN), international free-to-air broadcasters, and a streaming product (Discovery+) that generates substantial revenue. Discovery Global’s assets reach viewers across 200 countries and territories and include significant sports assets both in the U.S. and internationally (i.e., TNT Sports U.S., Bleacher Report, Eurosport), and include the rights to high-profile sporting events, such as MLB, NHL (including the Stanley Cup Finals), NCAA Men’s March Madness, College Football Playoffs, the French Open and the Olympics on Eurosport.

Under the terms of the Netflix Merger Agreement and related transaction documents, WBD stockholders will also benefit from a step-up in the tax basis of the assets of Discovery Global at the closing of the Netflix Merger. The expected capital structure of Discovery Global following the Separation and Distribution will include long-dated, low-rate indebtedness without restrictive operating covenants, which will position Discovery Global to further enhance the Discovery Global equity value for WBD stockholders.

II.

There are substantially greater risks and losses for WBD and its stockholders if the Offer is accepted but then fails to close, than if the Netflix Merger fails to close. These risks could impact WBD’s financial condition, strategic flexibility and business operations and could be material to WBD’s future as an independent company.

•

Restrictions on WBD’s business during the interim period, which could adversely impact the business and contribute to a “Company Material Adverse Effect.” As compared to the Netflix Merger, the Offer would impose more onerous operating restrictions on WBD’s ability to conduct its business during the expected lengthy period between signing and closing. These restrictions could impair WBD’s financial condition and ability to maintain our competitive position in the markets in which we operate. For example, WBD’s ability to enter into, modify, renew or terminate affiliation agreements, which the WBD Board considers to be an essential element of WBD’s normal operations, would be severely limited by the PSKY Merger Agreement (but not by the Netflix Merger Agreement).

These proposed restrictions on WBD’s ability to manage and mitigate the risks facing its business could create a risk that PSKY may assert there has been a Company Material Adverse Effect and thereby jeopardize closing certainty. In contrast to the Netflix Merger Agreement, such a claim could be based on adverse developments relating to WBD’s Discovery Global business and/or adverse effects resulting from actions taken, or failed to be taken, pursuant to the interim operating covenants.

These risks are compounded by the expected lengthy period between signing and closing (11 to 17 months), over the course of which either WBD’s or PSKY’s businesses could decline, either of which could put pressure on PSKY’s ability or willingness to consummate the Offer—especially in light of the financial condition and existing leverage of PSKY.

The Netflix Merger Agreement contains significantly more favorable terms for WBD on these matters. PSKY has now had months to review the publicly filed Netflix Merger Agreement, and stated in the February 10 Letter that it would be open to discussing contractual solutions, but has still failed in the PSKY Merger Agreement to match these important aspects of the Netflix Merger Agreement that are more favorable to WBD and its stockholders.

•

WBD financing cost of $1.5 billion. The highly leveraged structure of PSKY’s proposed transaction and restrictions on WBD during the interim period effectively prohibit WBD from complying with its contractual obligation to make a debt exchange offer that, if not undertaken by December 30, 2026, would require WBD to incur an approximately $1.5 billion financing cost. Although PSKY has suggested in its February 10 Letter that there may be a liability management solution that could address this concern that it would “backstop,” it has not provided any information about what the proposed debt exchange offer would entail or the nature of this “backstop” (which is not addressed at all in the PSKY Merger Agreement). WBD believes any potential “solution” would likely entail significant costs and risks that, in the event that the Offer were accepted, but a PSKY transaction ultimately failed to close, would be borne by WBD and its stockholders absent a concrete proposal from PSKY to the contrary.

PSKY has proposed to reimburse WBD for the $1.5 billion financing cost only if PSKY’s proposed liability management solution fails and the PSKY transaction does not close. If PSKY’s undisclosed “solution” fails and WBD is unable to complete the contemplated debt exchange offer, WBD and its stockholders would be required to incur the $1.5 billion financing cost and associated interest costs during the potentially lengthy interim period to closing. WBD would not have otherwise incurred these costs with the Netflix Merger Agreement, and would not have adequate certainty that it would recoup this cost in the event the PSKY Merger Agreement is terminated. Given the significant closing risks of the PSKY transaction, it is likely that WBD may need to seek reimbursement of the $1.5 billion financing cost from a litigious counterparty. In contrast, the $1.5 billion financing cost does not exist in the Netflix Merger Agreement, which provides WBD the flexibility to complete the debt exchange offer.

•

Restriction on WBD’s ability to refinance its $15 billion bridge loan. The PSKY Merger Agreement continues to restrict WBD’s ability to refinance its maturing $15 billion bridge loan without PSKY’s consent, unless the refinancing debt is redeemable at par in connection with the consummation of the Offer, which WBD believes may not be achievable at reasonable cost for long-term debt capital. In its February 10 Letter, PSKY has suggested that its consent would not be required “so long as the debt is redeemable at a commercially reasonable cost” – yet, PSKY has not provided for such flexibility in the PSKY Merger Agreement and has not made any proposal with respect to what parameters PSKY would seek to impose. It therefore remains unclear whether such parameters would continue to effectively prohibit WBD’s ability to refinance its bridge loan and manage its balance sheet.

WBD’s bridge loan currently matures in December 2026. WBD will, absent the ability to refinance with longer-dated debt, be left with a large funded and short-term bridge loan in an uncertain market environment, hampered by refinancing requirements that could significantly limit its ability to effectively manage its balance sheet. While PSKY will permit WBD to extend the maturity of the bridge loan (and has suggested that PSKY’s lenders would be prepared to extend the maturity on undisclosed terms), any such extension would be relatively short term, require WBD to incur significant expense in excess of the costs associated with its planned refinancing and would expose WBD to significant risk if the Offer does not close expeditiously and attractive financing markets are not available when further extensions become necessary.

In comparison, the Netflix Merger Agreement permits WBD to refinance its bridge loan on market terms and a long-term basis.

•

Opportunity costs from abandoning the Separation and Distribution. The Offer would also require WBD to abandon its planned Separation and Distribution and, if the Offer ultimately fails to close, WBD and its stockholders will incur opportunity costs and forfeit the substantial benefits of the Separation and Distribution over a prolonged period. PSKY has estimated that the Offer would take 11 to 17 months to be consummated, whereas the Separation and Distribution is expected to be completed in the next 5 to 8 months. In contrast, the Netflix Merger Agreement permits and requires WBD to complete the Separation and Distribution potentially well in advance of closing the Netflix Merger, thereby providing WBD stockholders with near-term benefits of the Separation and Distribution in addition to those of the Netflix Merger.

•

Risks of employee and talent retention. The WBD Board also considered the risk that WBD may experience more substantial losses of employees and talent during the pre-closing period if the Offer were accepted in lieu of the Netflix Merger, in light of PSKY’s announced target of realizing $6 billion in synergies from the Offer, a substantial amount of which is likely to come from workforce/headcount reductions, and given the overlapping nature of the studio, streaming and linear networks businesses of PSKY and WBD, as compared to Netflix.

III.

PSKY’s ability to consummate the Offer—which would effectively be the largest leveraged buyout (“LBO”) in history—hinges on extraordinary amounts of debt and equity financing, raising significant risks with respect to transaction certainty.

•

The Offer, if accepted, would be the largest LBO in history, creating a highly leveraged combined company, with associated closing risk that does not exist in the Netflix Merger. PSKY is proposing to finance the Offer with $43.56 billion of equity financing and $54 billion of new debt financing. The combined new financing amount of $97.56 billion would dwarf PSKY’s current market capitalization of approximately $11 billion. The Offer would effectively be the largest LBO ever, with $84 billion of total pro forma gross debt.

The WBD Board considered that LBOs, by their nature, entail certain risks to closing certainty because the acquiror is dependent on the ability and willingness of multiple third parties to provide the requisite funding in a highly leveraged capital structure. To the extent that there are adverse changes in the financial condition or prospects of the business of the acquiror or the target company (or both), or adverse developments in financing markets or the broader economy, several large LBOs have illustrated the risk that acquirors or their financing sources can, and do, seek to assert failures of closing conditions in order to terminate a transaction or renegotiate transaction terms to achieve, for example, a price reduction (such as the acquisition of Twitter by Elon Musk, as publicly reported). In some cases, large LBOs have failed to close due to alleged insolvency risks (such as the acquisition of BCE Inc. by an investment consortium, which would have been the third largest LBO ever, but failed to close when financial advisors could not confirm that the company would be solvent after the acquisition). These risks do not apply to the Netflix Merger, given its large market capitalization, significant free cash flow and investment-grade credit rating.

The WBD Board considered the risks inherent in the LBO structure of PSKY’s Offer, as currently structured, and, as summarized further below, determined that these risks are exacerbated by the unusually large amount of required financing, the highly leveraged capital structure of the combined company, the long expected period between signing and closing and the possibility that PSKY’s or WBD’s businesses could decline over the interim period, including due to recent business decisions by PSKY and restrictive covenants PSKY would impose on WBD pursuant to the PSKY Merger Agreement.

•

PSKY already has a “junk” credit rating, which would be further impaired if the Offer is consummated. PSKY is rated BB+ by S&P Global Ratings, which is a “junk” grade credit rating, and it has a similarly low Baa3 / Negative rating from Moody’s Ratings. The combined PSKY-WBD company would have an estimated gross leverage at an illustrative December 31, 2026 closing date of approximately ~7x 2026E EBITDA before synergies — a level that would be substantially in excess of peer companies. PSKY’s deleveraging plan is substantially dependent on its aggressive, highly speculative target of realizing $9 billion of total synergies, including $3 billion from the Paramount/Skydance Merger and $6 billion from the proposed acquisition of WBD. The WBD Board notes that this proposed $6 billion of synergies would represent a very significant percentage of WBD’s expected consolidated standalone EBITDA for 2026. Even if achievable, these synergies will take time to realize, and will require significant upfront one-time costs to achieve, which would present additional challenges given the combined company’s high leverage.

This aggressive capital structure and considerable leveraged debt load by their nature impose risks regarding the ability (and willingness) of PSKY to consummate the closing, which risks are not present in the Netflix Merger.

•

PSKY’s financial and operating condition pose significant challenges to its resiliency — including negative free cash flows with a high degree of dependency on its legacy linear business and expensive multi-year programming and sports licensing deals. Wall Street equity research analysts expect PSKY to generate standalone 2026E free cash flow losses of approximately $460 million for 2026E, with its linear business representing more than 80% of its EBITDA. PSKY is substantially reliant on its declining linear business for free cash flows to fund its operating and financing activities.

In addition, the WBD Board considered that certain fixed obligations that PSKY has incurred or may incur prior to closing could undermine its financial condition. For example, PSKY has recently entered into substantial multi-year programming and sports licensing deals, both domestic and international, for which it will begin to bear significant fixed financial costs going forward — including UFC (average of $1.1 billion per year, which is double the amount that ESPN had previously been paying), South Park

(reportedly $300 million per year), UEFA and the Duffer brothers. These additional financial commitments may further strain its cash flow and financial condition in the near term. PSKY’s business could also be negatively impacted by a renegotiation of NFL rights associated with the league’s right to renegotiate early, which could create further headwinds to PSKY’s financial profile. These exogenous risks to PSKY’s financial and operating condition are heightened by the expected lengthy period between signing and closing (which is currently expected to be 11 to 17 months).

In comparison, Netflix has a strong operating history and significant positive free cash flow.

•

The financial pressures on PSKY, as well as the unusually large amount of acquisition financing it requires to complete the Offer, pose a risk that PSKY, its equity financing sources and/or debt financing sources may attempt to avoid their obligation to fund and close the transaction if there are adverse declines in the business. In light of the challenges facing PSKY’s business, the current structure of the Offer and the highly leveraged nature of the combined company, there is a risk that if there are significant business declines, PSKY, its equity financing sources and/or its debt financing sources may assert that the combined company would not be solvent after giving effect to the closing. If PSKY fails to deliver a compliant solvency certificate to the banks, PSKY’s financing providers would be relieved of their obligation to provide the debt financing, and the Revocable Trust and RedBird would then be relieved of their equity funding obligations and the transaction could not close.

In that scenario, WBD would likely be unable to obtain a remedy of specific performance to consummate the Offer (given PSKY’s inadequate balance sheet), with its recourse limited to pursuing a claim for monetary damages in the context of a failed transaction for WBD stockholders. Obtainable damages would not fully compensate WBD and its stockholders for the lost value from PSKY’s failure to close, including the potential damage to WBD’s business, and the loss of value to WBD stockholders from the abandonment of the Netflix Merger Agreement and the Separation and Distribution.

These closing risks are not hypothetical — there have been several examples of large LBO-type transactions in which the acquiror has asserted, at or shortly before closing, either that there has been a material adverse effect (such as in Musk’s acquisition of Twitter, which only closed after litigation) or that events have resulted in the acquiror’s inability to obtain requisite financing, in an effort to avoid the closing or to seek a price reduction (as with the acquisition of BCE Inc., which failed to close).

These risks cannot be ignored in the context of the unprecedented size of PSKY’s contemplated LBO and its financial profile. The WBD Board’s assessment of these risks was further colored by PSKY’s use of aggressive legal tactics in its engagement with WBD throughout the process, as further described below, and the fact that litigation could potentially be used as a tactic to delay the closing beyond the expiration date of PSKY’s debt financing commitments.

•

In contrast, Netflix is an investment-grade company with a current market capitalization of over $300 billion, and does not present this degree of closing risk. The WBD Board determined that these risks associated with the Offer and PSKY’s financial condition should be viewed in the context of the other alternative available to WBD and WBD stockholders — namely, the Netflix Merger, which is supported by the robust financial condition and strong balance sheet of Netflix. In contrast to PSKY, Netflix is a substantially larger and investment-grade public company, with a materially healthier credit profile, and standalone 2026E free cash flow expected to be roughly $11 billion based on Netflix’s letter to shareholders, dated January 20, 2026.

IV.	No material difference in the level of regulatory risk associated with the Offer as compared to the Netflix Merger.

•

Regulatory risk is not a material differentiating factor between the Netflix Merger and the Offer, which requires a number of global regulatory approvals in order to be completed. The WBD Board carefully considered the federal, state and international regulatory risks for both the Netflix Merger and the Offer with its regulatory advisors. The WBD Board is of the view that each transaction is capable of obtaining the necessary U.S. and foreign regulatory approvals and that any difference between the respective regulatory risk levels is not material.

The WBD Board also noted that the required regulatory approvals for the completion of the Offer cannot be obtained by the Offer’s current expiration date. In addition to review by both federal and state authorities in the United States, the Offer would entail global pre-closing filings with (i) 20 or more merger control authorities worldwide, which would review the competitive effects of the consummation of the Offer, (ii) 10 or more foreign investment control authorities, which would review considerations such as economic security and the identity of equity investors, and (iii) multiple broadcast, communications and media authorities worldwide, which would review matters relating to media plurality and technical capabilities.

Although PSKY claims that it has certified compliance with the Antitrust Division’s “second request” for information relating to its Offer, such certification of substantial compliance and expiration of the ensuing waiting period under the HSR Act does not indicate that the Antitrust Division has “approved” or “cleared” the Offer. Even after the expiration of the HSR Act waiting period, the Antitrust Division retains the ability to challenge the adequacy of PSKY’s compliance, if merited, and to seek an injunction prohibiting the transaction. Based on its understanding of investigatory demands that have been issued to PSKY, WBD believes the investigation of the Offer is ongoing.

•

PSKY’s equity financing arrangements could create regulatory risks and delays that are not raised by the Netflix Merger. The regulatory risks associated with the Offer may be exacerbated by PSKY’s undisclosed equity syndication, which PSKY has not agreed to disclose to WBD and over which WBD has limited consent rights. While PSKY has suggested that any syndication would not trigger review by CFIUS, the President of the United States and CFIUS have broad authority to review foreign investments subject to CFIUS jurisdiction, and the President’s national security findings in such a context are not subject to judicial review. Certain non-U.S. regulators also have similarly broad authority. Although the Revocable Trust and RedBird have agreed not to syndicate their equity financing commitments to the extent that doing so would materially delay or impair the closing, any such attempted syndication could prompt scrutiny by regulators who may seek to assert jurisdiction over the transaction, regardless of whether such syndication is ultimately abandoned.

Media reports, including in the Financial Times, indicate that the Revocable Trust has already syndicated the majority of its equity commitment to multiple Middle Eastern sovereign wealth funds. Confirmation or details of any such syndication, including the terms of any anticipated governance or voting rights, have not been disclosed in the Offer nor to WBD. For reference, in the PSKY December 1 Bid, PSKY proposed that the $37.2 billion of required equity funding would be provided by a consortium of seven investors, consisting of the Revocable Trust ($11.8 billion), RedBird ($300 million), Affinity Partners ($200 million), the Public Investment Fund (Kingdom of Saudi Arabia) ($10 billion), L’imad Holding Company PJSC (Abu Dhabi) ($7 billion), Qatar Investment Authority (Qatar) ($7 billion) and Tencent ($1 billion).

V.

WBD conducted a robust and highly competitive sale process that afforded PSKY ample opportunities to succeed, and specifically described numerous deficiencies in the December 8 Offer in the Initial 14D-9. Notwithstanding multiple rounds of feedback provided to PSKY by WBD and its advisors, PSKY has repeatedly failed to submit the best proposal for WBD stockholders, including the Offer.

•

WBD held numerous meetings with PSKY over nearly three months. After the PSKY September 14 Proposal, Mr. Zaslav and Mr. Malone met with Messrs. L. and D. Ellison to discuss the terms of PSKY’s first proposal and suggested areas for improvement. Following WBD’s launch of the strategic alternatives review process, members of WBD senior management and WBD’s advisors engaged repeatedly and constructively with PSKY, including hosting management sessions with PSKY and its advisors, providing extensive confidential due diligence information, responding to numerous requests for additional information and holding a large number of calls and meetings between advisors. Mr. Zaslav also met with Mr. L. Ellison and/or Mr. D. Ellison for multiple dinners and in-person meetings, in addition to video conferences and other communications, on numerous occasions.

•

Prior to WBD entering into the Netflix Merger Agreement, PSKY submitted six proposals and received specific feedback on all but the last-minute PSKY December 4 Proposal, yet it was unable or unwilling to address WBD’s concerns. Contrary to PSKY’s complaints that it did not receive adequate feedback, multiple conversations occurred with PSKY’s legal and financial advisors during the sales process, as described in “Background of the Offer and the Netflix Merger.” WBD’s management team and advisors carefully reviewed each of PSKY’s proposals and provided specific feedback on value and terms, with PSKY’s financial advisor even acknowledging as much, stating “[w]e appreciate the clarity of your feedback” when it submitted the PSKY December 4 Proposal on PSKY’s behalf. Further, ahead of the December 1, 2025 binding bid date, all bidders were informed that they should limit their comments on WBD’s draft agreements in order to provide the most actionable offer, and that the WBD Board would take into account the extent of revisions in evaluating the proposals. Despite that guidance, PSKY repeatedly submitted more onerous and extensive markups than any other bidder, and this was called to its attention by WBD’s legal advisors on more than one occasion.

During the strategic review process, PSKY received direct feedback from WBD’s financial advisors regarding the financial terms of its offer and was repeatedly told that its merger consideration was not competitive with other bidders. Issues regarding the PSKY equity commitments were raised by both financial and legal advisors to WBD with their respective PSKY counterparts. Mr. Zaslav delivered information consistent with this feedback directly to Mr. D. Ellison at various stages in the process. PSKY’s failure to produce a superior proposal on or prior to the December 1 binding bid date, or thereafter, reflects its own refusal to address known concerns and its unwillingness to propose terms that would be competitive with, or superior to, those agreed to by Netflix.

Given the highly competitive nature of the bid process, ahead of the December 1, 2025 binding bid date, all bidders were instructed that they should be in a position to immediately enter into definitive agreements should their proposal be selected by the WBD Board. PSKY submitted a last-minute proposal on December 4, 2025, a few hours before a scheduled WBD Board meeting. PSKY claims that the documents included in the PSKY December 4 Proposal were ready to execute, despite the fact that they were clearly incomplete and contained, among other things, multiple footnotes soliciting feedback from WBD (even with respect to points on which WBD already had provided feedback) or identifying items for the parties to discuss further. The PSKY December 4 Proposal would have required significant further negotiations, which may not have been successful in reaching terms that were as favorable to WBD as the comparable terms in the Netflix Merger Agreement or in resolving certain open issues on any terms in order to reach a mutually agreed-upon merger agreement. PSKY points to text messages sent by David Ellison and one of PSKY’s financial advisors on December 4 stating that the PSKY December 4 Proposal was not PSKY’s “best and final” offer, but those texts did not provide any actionable proposal for the WBD Board, while Netflix’s proposed merger agreement was capable of immediate execution and would have been withdrawn by Netflix if not accepted by the next morning.

The WBD Board notes that the PSKY Merger Agreement continues to include extensive revisions to the Netflix Merger Agreement, most of which are unfavorable to WBD.

•

PSKY’s repeated assertions that the WBD strategic process was not fair are false. As well-reflected in “Background of the Offer and the Netflix Merger,” PSKY has had more time (more than three months), the benefit of extensive due diligence and substantial engagement with WBD, its management team and legal and financial advisors (in each case, for a longer period of time than any other bidder), as well as the advice of PSKY’s own cadre of multiple law firms, investment banks, financing sources and other advisors.

As evidenced by WBD’s lengthy, good faith negotiations with PSKY and its various advisors, WBD was willing to pursue a transaction with PSKY if it were in the best interests of WBD’s stockholders. Throughout the review process, the WBD Board has remained focused on obtaining the best transaction reasonably available for WBD stockholders. At multiple stages since September 2025, WBD has identified specific inadequacies and deficiencies in the value proposed by PSKY, its financing terms, and unfavorable restrictive covenants and other transaction terms. PSKY has not addressed these deficiencies, and has continued to make offers that are, by its own statements, not its “best and final.”

Even now, PSKY has failed to address fundamental weaknesses in its proposed transaction, when compared with the Netflix Merger Agreement. Such failures create risks, uncertainty and potentially adverse consequences for WBD and its stockholders, in comparison to the Netflix Merger Agreement.

VI.	PSKY’s credibility is undermined by breaches of its contractual obligations and spurious, multiple threats of litigation.

•

PSKY has a track record of breaching its obligations to WBD. The WBD Board is aware that PSKY and its advisors on multiple occasions breached specific provisions of its non-disclosure agreement with WBD in order to, among other things, seek to receive confidential board information, concerns that were raised directly in a phone conversation between PSKY’s legal advisors and WBD’s legal advisors on November 23, 2025.

•

PSKY threatened WBD with unfounded allegations and litigation. The December 3 Quinn Emanuel Letter, which also promptly appeared in numerous media outlets in addition to being served on WBD and its advisors, accused WBD directors of “bias and beholdenness to others” and alleged management conflicts from personal interests in post-transaction roles. In fact, the only post-transaction roles discussed with WBD management by any bidder were the repeated offers that PSKY made to Mr. Zaslav for several hundred million dollars (to be co-CEO and co-chairman of PSKY). Mr. Zaslav refused to discuss those proposals with PSKY and disclosed them to the WBD Board. PSKY’s engagement of Quinn Emanuel, the same firm that Mr. Musk retained to seek to avoid closing the Twitter transaction, suggests a highly litigious posture rather than a constructive attempt to achieve a negotiated agreement in the best interests of WBD stockholders. Indeed, representatives of PSKY’s legal and financial advisors reached out separately to WBD’s legal and financial advisors on December 3 and 4, 2025 to indicate that, in their respective views, the December 3 Quinn Emanuel Letter should not have been sent, and was “not helpful” and a “mistake.”

•

PSKY has pursued litigation against WBD. On January 12, 2026, PSKY filed a lawsuit against WBD and the WBD Board (and its Chair Emeritus, Dr. Malone) in the Delaware Court of Chancery (Paramount Skydance Corp. v. Zaslav, No. 2026-0044-MTZ) (the “PSKY Complaint”). The suit asserts a claim for breach of fiduciary duty against the directors, alleging that the WBD Board failed to disclose material information in both the Initial 14D-9 and Amendment No. 3 to Schedule 14D-9, filed on January 7, 2026 (the “Amended Schedule 14D-9”). The suit seeks, among other things, an order requiring WBD to immediately supplement and correct all allegedly misleading and incomplete disclosures in such filings. On January 15, 2026, the Delaware Court of Chancery denied PSKY’s request for expedition, stating that PSKY failed to demonstrate that it would suffer any irreparable harm in its capacity as a WBD stockholder if the litigation was not expedited, among other reasons. The Court did not set a further schedule for PSKY’s lawsuit. On February 2, 2026, WBD filed a motion to dismiss the PSKY Complaint in the Delaware Court of Chancery. WBD continues to be of the view that PSKY is a litigious counterparty, which raises concerns regarding the likelihood that the Offer (or any related merger agreement) will be completed on the terms proposed.

VII.	The quantity and nature of the Offer’s conditions create significant uncertainty and risk for WBD and its stockholders.

•

The numerous conditions set forth in the Offer create uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in “Item 2. Identity and Background of Filing Person—Tender Offer” above, such conditions include:

•	the PSKY Merger Agreement Condition;

•	the Abandonment of Separation Condition;

•	the Minimum Tender Condition;

•	the Section 203 Condition;

•	the Competition Laws Condition;

•	the Injunction Condition;

•	the Material Adverse Effect Condition;

•	the Regulatory Material Adverse Effect Condition;

•	the Termination of Netflix Merger Agreement/Stockholder Vote Condition;

•	the Compliance Condition;

•	the Global Networks Ownership Condition; and

•	the PSKY Merger Agreement Closing Conditions Condition.

•

The Offer cannot be completed by its expiration date, and there is therefore no reason for WBD stockholders to tender their shares. As described above, the Offer would entail dozens of global pre-closing filings with various merger control, foreign investment control and media authorities worldwide. The regulatory conditions to the Offer are expected, by PSKY’s own statements, to take 11 to 17 months to satisfy, compared to the expiration of the Offer on March 2, 2026. There is therefore no reason for WBD stockholders to tender their shares prior to the expiration of the Offer, because the Offer is not capable of completion on that timeline.

•

The Offer conditions give PSKY wide latitude not to consummate the Offer. According to the Offer, the conditions to the Offer are for the sole benefit of PSKY and may be asserted in its sole discretion (other than with respect to the Injunction Condition and the Competition Laws Condition) regardless of the circumstances giving rise to any such condition failing to be satisfied and may be waived, in whole or in part, prior to the expiration of the Offer. In other words, the Offer states that PSKY may assert whenever it chooses, for any reason it chooses, that certain conditions have not been satisfied, and such determination will not be subject to challenge. The WBD Board believes that the effect of these conditions is that WBD stockholders cannot be assured that PSKY will consummate the Offer.

VIII.	Expected benefits of the Netflix Merger for consumers and other industry stakeholders.

•

The Netflix Merger is expected to benefit consumers and other industry stakeholders. The Netflix Merger will create more choice and greater value for consumers, including by bringing more quality films and series to audiences around the world and providing better optimized plans for consumers. In addition, the Netflix Merger will also create greater value for talent — offering more opportunities to work with beloved IP, tell new stories and connect with a wider audience; grow investment in original content over the long term, creating jobs and strengthening the entertainment industry; and enhance Netflix’s studio capabilities, significantly expanding the combined company’s U.S. production capacity.

* * * * *

The foregoing discussion of the information and factors considered by the WBD Board is not meant to be exhaustive, but includes the material information and factors considered by the WBD Board in reaching its conclusions and recommendations. The members of the WBD Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of WBD and considered the advice of WBD’s independent legal and financial advisors and WBD management. In light of the number and variety of factors that the WBD Board considered, the members of the WBD Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the WBD Board was made after considering the totality of the information and factors involved. In addition, individual members of the WBD Board may have assigned different weight to different factors.

In light of the factors described above, the WBD Board, on behalf of WBD, has unanimously determined that the Offer is not in the best interests of WBD and WBD stockholders. Accordingly, the WBD Board unanimously recommends that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock pursuant to the Offer, and has unanimously resolved to recommend the Netflix Merger Agreement as in the best interests of WBD stockholders.

Item 5. Person/Assets Retained, Employed, Compensated or Used

The third and fifth paragraphs in Item 5 of the Statement are hereby amended and restated in their entirety as follows:

WBD has engaged Innisfree and Strategic Governance Advisors (“SGA”) to assist it in connection with WBD’s communications with its stockholders in connection with the Offer. WBD has agreed to pay customary compensation to Innisfree and SGA for such services. In addition, WBD has agreed to reimburse each of Innisfree and SGA for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except for Innisfree and SGA, neither WBD nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to WBD stockholders on its behalf with respect to the Offer.

Item 8. Additional Information

The subsection entitled “Information Regarding Golden Parachute Compensation” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the estimated amounts of compensation for each of WBD’s named executive officers that is based on, or that otherwise relates to, the Offer. The potential payments in the table below are based on the Base Offer Price of $30.00 per share of WBD Common Stock and the following assumptions, which are made solely for purposes of this disclosure:

•	the consummation of the Offer occurred on January 31, 2026;

•	in connection with the consummation of the Offer, equity-based awards held by each named executive officer were treated as set forth in the PSKY Merger Agreement;

•	each named executive officer’s salary and target short-term cash incentive opportunities were those in effect as of the date of this Statement; and

•

the employment of each named executive officer was terminated without “cause” or by the named executive officer for “good reason” (as such terms are defined in the relevant agreement), in either case, on January 31, 2026, immediately following the consummation of the Offer.

The amounts shown in the tables below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the actual consummation of the Offer, and do not reflect certain compensation actions that may occur after the date of this Statement but before the actual consummation of the Offer. As a result, the actual amounts received by a WBD named executive officer may materially differ from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
David Zaslav	$31,868,493	$601,120,960	$44,195	$633,033,648
Gunnar Wiedenfels	$6,210,025	$138,152,644	$266,283	$144,628,952
Bruce L. Campbell	$18,176,416	$120,098,130	$43,347	$138,317,893
Jean-Briac Perrette	$17,584,110	$149,629,574	$41,551	$167,255,234
Gerhard Zeiler	$11,709,249	$83,457,780	$—	$95,167,029

(1)

Cash. The amounts reported in this column reflect the aggregate value of the cash severance payments to which the named executive officers are entitled under their respective employment agreements (as discussed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Benefits upon Termination of Employment”) in connection with a qualifying termination of employment (which, for Mr. Zeiler, is based on the exchange rate of 1.18 United States Dollars to 1 Euro recorded as of market close on February 4, 2026). All cash severance payments are “double trigger” payments contingent on a qualifying termination of employment at any time following a change in control. The cash severance payments that WBD named executive officers are entitled to as a result of a qualifying termination are not enhanced if the qualifying termination follows a change in control. Such payments are subject to the named executive officer’s execution and delivery of a release of claims and, for each named executive officer other than Mr. Zaslav, continued compliance with applicable non-competition and non-solicitation covenants. The following table quantifies and further describes each component of each named executive officer’s cash severance entitlement assuming a qualifying termination occurred on January 31, 2026:

Name	Salary Severance ($)(a)	Bonus Severance ($)(b)	Total ($)
David Zaslav	$6,000,000	$25,868,493	$31,868,493
Gunnar Wiedenfels	$2,142,400	$4,067,625	$6,210,025
Bruce L. Campbell	$5,892,000	$12,284,416	$18,176,416
Jean-Briac Perrette	$5,700,000	$11,884,110	$17,584,110
Gerhard Zeiler	$4,100,467	$7,608,782	$11,709,249

(a)	The amounts reported in this column reflect the amount of each named executive officer’s cash severance entitlement determined by reference to base salary, as summarized above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Benefits upon Termination of Employment.” As of the date of this Statement, the Base Salary Continuation Period for Messrs. Campbell, Perrette and Zeiler is 24 months and the Base Salary Continuation Period for Mr. Wiedenfels is 12 months. If WBD were to extend the term of Mr. Wiedenfels’ employment agreement prior to its expiration in July 2026, such extension could increase his Base Salary Continuation Period up to a maximum of 24 months.

(b)

The amounts reported in this column reflect the portion of each named executive officer’s severance entitlement determined by reference to an annual bonus entitlement, as summarized above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Benefits upon Termination of Employment,” which includes both ongoing payment of bonus amounts during the Base Salary Continuation Period as described in such section and a pro rata bonus for the year of termination. For all named executive officers including Mr. Zaslav, the entitlement to a pro rata annual bonus for the year of termination is calculated assuming target-level achievement of the applicable performance criteria.

(2)

Equity. The amounts reported in this column reflect the aggregate cash value of the unvested WBD Options, unvested WBD RSUs and unvested WBD PRSUs held by each named executive officer as of January 31, 2026, in each case, based on the Base Offer Price of $30.00 per share of WBD Common Stock (which, in the case of WBD Options, is calculated as the difference between $30.00 and the applicable exercise price per option). As described in greater detail in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Equity-Based Awards Held by Executive Officers,” in connection with the Offer, it is assumed that each outstanding equity-based award will be converted into an Assumed PSKY Equity Award in accordance with the PSKY Merger Agreement with the performance conditions applicable to any WBD PRSUs deemed to be satisfied as described above and in the footnotes to the table below. Mr. Zaslav’s CEO Awards are “single trigger” awards that vest solely as a result of the consummation of the Offer. All other equity-based awards held by named executive officers are “double trigger” awards eligible for accelerated vesting upon the holder’s qualifying termination within 12 months after the consummation of the Offer, and the values reported below assume that the employment of each holder thereof was terminated in a qualifying termination on January 31, 2026. The following table quantifies the value (without regard to applicable tax withholding) of unvested WBD Options, unvested WBD RSUs, and unvested WBD PRSUs included in the aggregate values reported in this column:

Name	WBD Options ($)(a)	WBD RSUs ($)(b)	WBD PRSUs ($)		Total ($)
David Zaslav	$419,180,290	$58,903,950	$123,036,720	(c)	$601,120,960
Gunnar Wiedenfels	$14,156,344	$12,719,340	$111,276,960	(d)	$138,152,644
Bruce L. Campbell	$—	$—	$120,098,130	(d)	$120,098,130
Jean-Briac Perrette	$15,890,774	$13,640,670	$120,098,130	(d)	$149,629,574
Gerhard Zeiler	$—	$—	$83,457,780	(d)	$83,457,780

(a)

The amounts reported in this column exclude the value of vested and currently exercisable WBD Options, as well as Retirement-Vested Options, which, because of the applicable named executive officer’s retirement eligibility, would be retained by such executive following a voluntary or involuntary termination (other than for cause) and therefore the vesting of such options is not impacted because the assumed qualifying termination follows a change in control. The values of vested and currently exercisable WBD Options and Retirement-Vested Options held by named executive officers are detailed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Awards Held by Executive Officers of WBD.” All vested WBD Options held by Mr. Zaslav, and certain vested WBD Options held by Messrs. Wiedenfels, Campbell and Perrette, have an exercise price that is greater than the Base Offer Price and therefore are assumed to have been canceled for no consideration.
(b)

The amounts reported in this column exclude the value of Retirement-Vested RSUs, which, because of the applicable named executive officer’s retirement eligibility, would be retained by such executive following a voluntary or involuntary termination (other than for cause) and therefore the vesting of such Retirement-Vested RSUs is not impacted because the assumed qualifying termination follows a change in control. The values of Retirement-Vested RSUs held by named executive officers are detailed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Awards Held by Executive Officers of WBD.”

(c)

The amount reported in this column for Mr. Zaslav is determined assuming maximum-level achievement of the performance criteria applicable to his Unvested In-Progress PRSUs, as discussed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Awards Held by Executive Officers of WBD.” The amount reported in this column for Mr. Zaslav excludes his Deferred PRSUs, which are already vested and have an aggregate cash value of $75,203,760 based on the Base Offer Price of $30.00 per share of WBD Common Stock.

(d)

The amounts reported in this column represent the aggregate value of the Unvested In-Progress PRSUs held by each such named executive officer calculated using the assumptions regarding attainment of the applicable performance-vesting criteria discussed above under “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Awards Held by Executive Officers of WBD.”

(3)

Perquisites/Benefits. The amounts reported in this column for named executive officers other than Mr. Zeiler represent the aggregate value of continued coverage under WBD’s group health plans or continued health coverage reimbursement benefits to which the named executive officers are entitled under their respective employment agreements (as discussed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Benefits upon Termination of Employment”). For Mr. Wiedenfels only, such amount also reflects the estimated cost of providing repatriation benefits to him and his family pursuant to his employment agreement ($231,594).

The subsection entitled “Regulatory Approvals in Connection with the Offer—The United States” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

The United States

With respect to the United States, the Offer is subject to review by the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”). Under the HSR Act, the Offer may not be consummated until PSKY files a Notification and Report Form with the Antitrust Division and the FTC, and the statutorily mandated waiting period expires or is otherwise terminated. On December 11, 2025, WBD received letters from the FTC stating that PSKY filed its Notification and Report Forms with respect to the Offer with the Antitrust Division and the FTC on December 8, 2025, and that WBD’s Notification and Report Form with respect to the Offer is due on or before December 18, 2025. As a result, the initial waiting period applicable to the Offer was scheduled to expire at 11:59 p.m., New York City time, on December 23, 2025. However, on December 23, 2025, the Antitrust Division issued requests for additional information or documentary material relevant to the Offer, thereby extending the waiting period until 11:59 p.m., New York City time, 10 calendar days after PSKY certified substantial compliance with such request.

On February 9, 2026, PSKY claimed that it had certified compliance with the Antitrust Division’s “second request” for information relating to its Offer, meaning that the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, 10 calendar days after that certification. Such certification of substantial compliance and expiration of the ensuing waiting period under the HSR Act does not indicate that the Antitrust Division has “approved” or “cleared” the Offer. Even after the expiration of the HSR Act waiting period, the Antitrust Division retains the ability to challenge the adequacy of PSKY’s compliance, if merited, and to seek an injunction prohibiting the transaction. Based on its understanding of investigatory demands that have been issued to PSKY, WBD believes the investigation of the Offer is ongoing.

More generally, at any time before or after consummation of the Offer, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the Antitrust Division or the FTC, or any state, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Offer, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights.

The subsection entitled “Regulatory Approvals in Connection with the Offer—Other Jurisdictions” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

Other Jurisdictions

In jurisdictions outside the United States, the Offer would entail pre-closing filings to around 20 or more merger control authorities, to around 10 or more foreign investment control authorities, and to multiple broadcast, communications, and media authorities. In particular, the Offer would result in filings to authorities across South America, Asia, and Europe—including the European Union under both the Merger Regulation and the Foreign Subsidies Regulation. Merger control authorities may consider, for example, effects on competition if the Offer is consummated, foreign investment control authorities (including the European Union under the Foreign Subsidies Regulation) may consider, for example, economic security and the identity of equity investors, and broadcast, communications and media authorities may consider questions regarding, for example, media plurality and technical capabilities.

Under jurisdiction-specific laws, the Offer would require PSKY and WBD to submit notifications prior to closing, and authorities would have jurisdiction to conduct staged reviews, request information, pause their review, and issue governmental orders that could prohibit the Offer. The transaction contemplated by the Offer cannot be completed until PSKY and WBD obtain all necessary clearances or the applicable waiting periods have expired or been terminated in each applicable jurisdiction. On January 27, 2026, PSKY secured clearance for the Offer from the foreign investment authorities in Germany.

The fifth paragraph in the subsection entitled “Regulatory Approvals in Connection with the Netflix Merger” in Item 8 of the Statement is hereby amended and supplemented by adding the following sentence at the end of the paragraph:

On January 27, 2026, Netflix and WBD secured clearance for the Netflix Merger from the foreign investment authorities in Germany.

The last paragraph in the subsection entitled “Legal Proceedings” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

On January 12, 2026, PSKY filed a lawsuit against WBD and the WBD Board (and its Chair Emeritus, Dr. Malone) in the Delaware Court of Chancery (Paramount Skydance Corp. v. Zaslav, No. 2026-0044-MTZ). The suit asserts a claim for breach of fiduciary duty against the directors, alleging that the WBD Board failed to disclose material information in both the Initial 14D-9 and the Amended Schedule 14D-9. The suit seeks, among other things, an order requiring WBD to immediately supplement and correct all allegedly misleading and incomplete disclosures in such filings. On January 15, 2026, the Delaware Court of Chancery denied PSKY’s request for expedition, stating that PSKY failed to demonstrate that it would suffer any irreparable harm in its capacity as a WBD stockholder if the litigation was not expedited, among other reasons. The Court did not set a further schedule for PSKY’s lawsuit. On February 2, 2026, WBD filed a motion to dismiss the PSKY Complaint in the Delaware Court of Chancery.

The subsections entitled “Important Information About the Netflix Merger and Where to Find It,” “Participants in the Solicitation” and “Cautionary Statement on Forward-Looking Statements” in Item 8 of the Statement are hereby amended and restated in their entirety as follows:

Important Information about the Netflix Merger and Where to Find It

This Statement may be deemed to be solicitation material in respect of the Netflix Merger. In connection with the Netflix Merger, WBD filed a definitive proxy statement (the “Proxy Statement”) with the SEC. The Proxy Statement was first mailed to WBD stockholders on or around February 17, 2026. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

ABOUT THE NETFLIX MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website, https://www.sec.gov. Free copies of the Proxy Statement and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Netflix Merger. Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the Proxy Statement and other relevant materials regarding the Netflix Merger when they become available.

Cautionary Statement on Forward-Looking Statements

Certain statements in this Statement, including statements concerning WBD, Netflix, PSKY, the Netflix Merger, the Offer, a possible business combination transaction with PSKY and other matters, constitute forward-looking statements. These statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the Netflix Merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control. All written and oral forward-looking statements concerning the Netflix Merger, the Offer, a possible business combination transaction with PSKY or other matters addressed in this Statement and attributable to WBD, Netflix or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Statement.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the Netflix Merger may not occur on the anticipated terms and timing or at all; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the Netflix Merger; (3) the risk that WBD stockholders may not approve the Netflix Merger; (4) the risk that the necessary regulatory approvals for the Netflix Merger may not be obtained or may be obtained subject to conditions that are not anticipated; (5) risks that any of the closing conditions to the Netflix Merger may not be satisfied in a timely manner; (6) the final allocation of indebtedness between WBD and Discovery Global in connection with the Separation and Distribution could cause a reduction to the consideration for the Netflix Merger; (7) risks related to litigation brought in connection with the Netflix Merger; (8) risks related to disruption of management time from ongoing business operations due to the Netflix Merger; (9) effects of the announcement, pendency or completion of the Netflix Merger on the ability of WBD to retain customers and retain and hire key personnel and maintain relationships with suppliers, distributors, advertisers, content providers, vendors and other business partners, and on its operating results and business generally; (10) negative effects of the announcement or the consummation of the Netflix Merger on the market price of WBD Common Stock; (11) risks related to the potential impact of general economic, political and market factors on the companies or the Netflix Merger; (12) inherent uncertainties involved in the estimates and assumptions used in the preparation of financial projections, and inherent uncertainties involved in the estimates and judgments used to estimate the differences between WBD’s Global Linear Networks segment results and the expected results of Discovery Global; (13) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms; (14) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly traded company; (15) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD; (16) the risk that Discovery Global will incur significant indebtedness in connection with the Separation and Distribution, and the degree to which it will be leveraged following completion of the Separation and Distribution may materially and adversely affect its business, financial condition and results of operations; (17) the ability to obtain or consummate financing or refinancing related to the Netflix Merger or the Separation and Distribution upon acceptable terms or at all; (18) volatility or a decline in the market price for Discovery Global common stock following the Separation and Distribution; (19) uncertainties as to how many WBD stockholders will tender their shares in the Offer; (20) the conditions to the completion of the Offer, including the receipt of any required stockholder and regulatory approvals; (21) PSKY’s ability to finance the Offer and the indebtedness PSKY expects to incur in connection with the Offer; (22) the possibility that PSKY may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate WBD’s operations with those of PSKY, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Offer; and (23) the response of WBD, Netflix or PSKY management to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and Netflix’s filings with the SEC, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and the Proxy Statement filed by WBD in connection with the Netflix Merger. WBD is not under any obligation, and expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Persons reading this Statement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(2)(J)	Press Release of WBD, dated February 17, 2026.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2026

Warner Bros. Discovery, Inc.

By:	/s/ Priya Aiyar
Name: Priya Aiyar
Title: Chief Legal Officer